

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

December 13, 2024

Grant Highlander
Chief Financial Officer
Verint Systems Inc.
175 Broadhollow Road
Melville, New York 11747

      Re: Verint Systems Inc.
          Form 10-K for the Fiscal Year Ended January 31, 2024
          File No. 001-34807

Dear Grant Highlander:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology